October 23, 2017

Mr. Rolf Sundwall

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re: Federated National Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 16, 2017

File No. 000-25001

Dear Mr. Sundwall,

This letter is being submitted in response to the comments set forth in your letter dated September 25, 2017 to Mr. Ronald Jordan, Chief Financial Officer of Federated National Holding Company (“FNHC” or the “Company”), with respect to the above-referenced filing.

For your convenience, we have set forth the comments in bold typeface, followed by our response.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies and Practices

Principles of Consolidation, page 49

1.	Please provide us your analysis with reference to the authoritative literature supporting your conclusion that Monarch Delaware is a VIE and you are the primary beneficiary.

Our conclusion that Monarch Delaware Holdings LLC (“Monarch Delaware”) is a variable interest entity (“VIE”) and we are the primary beneficiary was determined as follows:

1.	We determined that Monarch Delaware is a legal entity, given that it is a limited liability company registered in the State of Delaware.
2.	We concluded that none of the scope exceptions to Accounting Standard Update (“ASC”) 810-10-15-12 were applicable.
3.	We concluded that none of the scope exceptions to the variable interest model contained in ASC 810-10-15-17 were applicable.

4.

We determined that FNHC has variable interests in Monarch Delaware, consisting of our 42.4% equity-at-risk interest and our contractual relationship as the managing general agent (“MGA”) of Monarch National Insurance Company (“MNIC”), an indirect wholly-owned subsidiary of Monarch Delaware, for which FNHC is paid at market rates for underwriting and claims handling services. Similarly, Crosswinds Holdings, Inc. (“Crosswinds”) has variable interests in Monarch Delaware via a 42.4% equity interests at risk and is paid at market rates for investment management services.  While we have determined these fees to be at market rates, we consider them variable interests as a result of the equity interests at risk which would absorb more than an insignificant amount of the losses and receive more than an insignificant amount of the returns of Monarch Delaware.  Lastly, Transatlantic Reinsurance Company (“TransRe”) has variable interests in Monarch Delaware via a 15.2% equity interest at risk and a $5 million note payable at market interest rates.

5.

We concluded that Monarch Delaware is a VIE pursuant to ASC 810-10-15-14 because, by design, “the equity holders, as a group, lack the characteristics of a controlling financial interest.”  This conclusion was based on the following facts and circumstances:

a.

Per ASC 810-10-15-14.b.1, to have the characteristics of a controlling financial interest, the equity holders must have “…the power, through voting rights or similar rights, to direct the activities…that most significantly impact the entity’s economic performance.”

b.

In the case of Monarch Delaware, we deemed the activities that most significantly impact economic performance to be underwriting, claims handling, investment management and day-to-day management of operations.

c.

Each of the activities delineated in the preceding point have been contracted out to FNHC, under various agreements, other than investment management, which as indicated was contracted out to one of the other equity interest holders, Crosswinds.  Note that these service provider relationships can only be terminated by a supermajority vote of the Board of Directors.

d.

As such, we concluded that the equity interest holders, by means of their equity interests alone, lacked the characteristics of a controlling interest, driving the conclusion that Monarch Delaware is a VIE.

ASC 810-10-25-38 states that “a reporting entity shall consolidate a VIE when the reporting entity has a variable interest (or a combination of variable interests) that provides the reporting entity with a controlling financial interest” in the VIE.  The reporting entity that consolidates a VIE is considered the primary beneficiary.  ASC 810-10-25-38A states that: “A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.”

Our analysis and resulting conclusion that FNHC is the primary beneficiary of the VIE was as follows:

1.

Monarch Delaware was created as a limited liability company designed to write risk adjusted homeowners insurance in Florida.  As a result, we believe FNHC, via the underwriting and claims handling service agreements, has the power to direct the activities that most directly impact Monarch Delaware’s economic performance.

2.

As indicated, FNHC holds an equity-at-risk investment of 42.4% in Monarch Delaware.    As an equity holder, FHNC has the obligation to absorb losses and the right to receive benefits from Monarch Delaware that could be significant.   Additionally, as of inception of Monarch Delaware, fees forecasted to be earned by FNHC were more than 10x higher than those forecasted to be earned by Crosswinds, with interest income to TransRe representing an even smaller amount.

As such, we concluded that FNHC was the primary beneficiary of Monarch Delaware based on the fact that it met the “power” and “obligation” criteria of ASC 810-10-25-38A cited above, giving FNHC a controlling financial interest in Monarch Delaware.

Direct Written Policy Fees, page 51

2. Please provide us an analysis including the authoritative literature to which you rely supporting recognizing policy fees at the effective date of the policy. In this regard, it is not clear to us what distinguishes these fees from premiums which are recognized over the term of the insurance policy. Additionally recognition at the effective date is inconsistent with the accounting for the costs for which these fees are being reimbursed, that is capitalization pursuant to ASC 944-30-25.

A direct written policy fee is a non-refundable application fee that is generated for policy placement services when the Company writes a policy.  The fee varies from state to state and by line of business.  For example, the following is the statute in the state of Florida related to these fees.  Section 626.7451(11), Florida Statutes, provides as follows:

“A licensed managing general agent, when placing business with an insurer under this code, may charge a per-policy fee not to exceed $25. In no instance shall the aggregate of per-policy fees for a placement of business authorized under this section, when combined with any other per-policy fee charged by the insurer, result in per-policy fees which exceed the aggregate amount of $25. The per-policy fee shall be a component of the insurer’s rate filing and shall be fully earned.” [Emphasis added]

This per-policy fixed fee is “fully earned” when a policy is placed with an insurance company by a managing general agent and can only be charged to the policyholder by the insurance company.  The managing general agent may or may not be a related party to the Company.  Currently, the Company uses a subsidiary as the managing general agent for its homeowners business in Florida which represents a significant majority of the Company’s book of business.  The policy fee is collected by the insurance company from the policyholder at the time the policy is written and is non-refundable.  We show the policy fee separately from premiums in our financial statements as we do not consider the policy fee to be premiums  under ASC 944.  Key differences between the policy fee and premiums include:

•	The policy fee is generally fixed per state statute and is not based on underwriting risk as are policy premiums,
•	The policy fee is not based on period of insurance coverage as are policy premiums,
•	The policy fee is for placement of the contract whereas premiums are for insurance coverage for a period of time, and

•	Policy fees are non-refundable whereas premiums are earned over the period of insurance coverage such that upon cancellation of the policy by the insured, unearned premiums are returned.

As we have determined that policy fees are not ASC 944 premiums, we have considered Staff Accounting Bulletin (“SAB”) 104 which states in part; “The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered1 the seller’s price to the buyer is fixed or determinable2, and collectability is reasonably assured.” We believe that we have satisfied the four criteria of SAB 104 upon the effective date of the policy for the following reasons:

•	There is an agreement in place with the policy holder to pay the policy fee amount
•	The business has been placed with the insurer (i.e. services have been rendered)
•	The fee is fixed per policy consistent with the respective states’ statute
•	The fee is collected up-front prior to the effective date of the policy

Based on the above analysis, we concluded that it is appropriate and consistent with SAB 104 to fully recognize the fee upon effective date of the insurance policy for all states and all lines of business.

Additionally, we believe recognizing policy fees upon the effective date of the policy is consistent with industry practice.  In connection with our response to this comment, we reviewed other 10-K filings for registrants operating in the homeowners’ insurance market in Florida noting that policy fees were recognized at the effective date of the policy as well.

We will expand our accounting policy footnote disclosure with respect to policy fees in future filings to more clearly present the key principles above.

Other Income, page 51

3. Please provide us an analysis including the authoritative literature to which you rely supporting recognizing fees associated with the administrative services upfront upon policy inception. In this regard, it is not clear to us what distinguishes these fees from the commission income and other fee income recognized over the term of the contract.

Administrative services fee is generated through our private passenger automobile (“PPA”) general agency agreement.  Via this agreement, the general agent has contracted with the Company to print and issue policies and endorsements for business which the general agent has underwritten.  The Company receives a fixed percentage of gross written premiums as an administrative fee which is recognized as earned upon the effective date of the policy.  Once the policy has been issued, the Company is not required to perform any other service for the general agent. During 2016, 2015 and 2014, we recognized approximately $3.6  million, $1.1 million and $0.6 million, respectively, in administrative service fee income.

In accordance with SAB 104; “The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery

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1 Concepts Statement 5, paragraph 84(a), (b), and (d). Revenue should not be recognized until the seller has substantially accomplished what it must do pursuant to the terms of the arrangement, which usually occurs upon delivery or performance of the services.

2 Concepts Statement 5, paragraph 83(a); Statement 48, paragraph 6(a); SOP 97-2, paragraph 8. SOP 97-2 defines a "fixed fee" as a "fee required to be paid at a set amount that is not subject to refund or adjustment.

has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured.”

We believe that we have satisfied the four criteria of SAB 104 upon the effective date of the policy for the following reasons:

•	The administrative fee is calculated based on the general agent agreement
•	The premium has been written, the policy has been issued and all paperwork has been completed prior to the effective date of the policy (i.e. services have been rendered)
•	The fee is determinable based on the written premium and length of insurance coverage
•

The fee is charged to and due from our MGA counterparty, not from the policyholder, and is a component of the monthly net settlement of activity for the related policies, such that cash collectability is reasonably assured.

Based on the above analysis, we concluded that it is appropriate and consistent with SAB 104 to fully recognize the administrative service fee upon the effective date of the insurance policy.

The ceding commission income and other fee income are earned based on other contracts with separate counterparties.  As disclosed, we recognized these fees as earned over the period of insurance coverage which we believe is appropriate.

We will expand on our footnote disclosure related to administrative fees in future filings to more clearly present the key principles above.

Reclassifications, page 53

4. Refer to your disclosure that in “the current period, the Company concluded it was appropriate to present reinsurance assets and reinsurance payables separately on the consolidated balance sheets and statements of cash flows.”  Demonstrate for us that in the prior year when you offset these assets and payables that you had a legal right of set off, as defined in ASC 210-20 as required by ASC 944-310-45-7.

As part of our review of the December 31, 2016 financial results, we identified certain reinsurance liabilities were being incorrectly netted against the prepaid reinsurance premiums asset on the statement of financial position.

In accordance with ASC 944-310-45-5,  a ceding entity shall report estimated reinsurance assets separately as an asset.  In accordance with ASC 944-310-45-7, amounts recoverable and payable related to reinsurance should only be offset and reported on a net basis when a right of offset exists, as defined in ASC 210-25-45-1A.  Prepaid reinsurance premiums do not represent a receivable from a reinsurer.  Rather, they represent the unexpired portion of purchased reinsurance coverage.  As such, we concluded that prepaid reinsurance premiums should not be subjected to setoff, even though reinsurance payables may exist related to the same treaty(ies) from which the prepaids arise, and even though those treaties may contain provisions for right of setoff.    Accordingly, the Company, for its 2016 financial statements, correctly classified these reinsurance liabilities as reinsurance payable.

In accordance with SAB Topic 1-M, the Company assessed both quantitative and qualitative measures in determining the impact of the classification error on the Company’s 2015 financial statements.  Additionally, as stated in ASC 250-10-S99, we thoughtfully and critically analyzed the probability of whether there is “a substantial likelihood that the…fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available3.”

Refer to Appendix A for the financial impacts of the classification correction for 2015.

Quantitative Assessment

As shown in Appendix A, we acknowledge that the classification corrections increased prepaid reinsurance premiums and total assets by $61 million and 10%.  Additionally, the classification corrections increased reinsurance payables and total liabilities by $61 million and 16%.  However, when we considered the financial statements as a whole, we believe impacts such as these would not be viewed by a reasonable investor as significantly altering the total mix of information made available via our financial statements, primarily because these line items are not a focus of our financial statement users.  Further, we note that the classification corrections do not impact equity, net income, or cash flows from operating, investing or financing activities and we continue to believe that our investors would view impacts to equity, net income and our ability to pay claims as most significant.

Qualitative Assessment

We understand that qualitative factors may cause differences which are quantitatively immaterial to be material to the financial statements.  Refer to Appendix E for a detailed discussion on the qualitative assessment factors that we considered in our materiality assessment.

Conclusion

Based on our quantitative and qualitative assessments, we concluded the classification errors were immaterial to the 2015 financial statements as a whole and, therefore did not require restatement or amendment to the 2015 Form 10-K.  However, the classification correction was made to the 2015 balance sheet included in the 2016 Form 10-K to enhance the comparability of the impacted balance sheet captions.  A disclosure was included in the notes to the 2016 financial statements with regard to the classification correction to the 2015 financial statements.

5.  You disclose on page 10 in the notes to your June 30, 2017 consolidated financial statements included in Form 10-Q filed August 9, 2017 that you re-assessed the income statement classification of ceded commission income and salaries and wages from your claims department and adjusted the income statement classification.  Further you state that these reclassifications represent corrections of immaterial errors and are not material in any prior quarter or annual period based on quantitative and qualitative factors in accordance with SEC guidance.   Please provide us your analysis demonstrating that the reclassifications are not material to the annual financial statement periods included in your December 31, 2016 Form 10-K.

As disclosed in the Company’s Form 10-Q for the period ended June 30, 2017, we re-assessed the income statement classification of ceded commission income as part of our other income line item as well as the

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3 SAB Topic 1-N further clarifies and reinforces the concept of materiality from SAB Topic 1-M, and references FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, indicating that materiality should be based on whether “it is probable that the judgment of a reasonable person relying upon the financial statements would be changed or influenced by inclusion or correction of the item in error.”

expense classification of salaries and wages from our claims handling department.  As a result and as you note, the Company adjusted the income statement classification in the second quarter of 2017.

In accordance with SAB Topic 1-M, the Company assessed both quantitative and qualitative measures of the impact of these classification corrections on the Company’s 2016, 2015 and 2014 financial statements. Additionally, as stated in ASC 250-10-S99, we thoughtfully and critically analyzed the probability of whether there is “a substantial likelihood that the…fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available4.”

Refer to Appendix B for the financial impacts of the classification corrections for 2016, 2015, and 2014.

Quantitative Assessment

As shown in Appendix B, we acknowledge that the classification corrections impacted the following statement of operations line items and related metrics:

Percentage - increase (decrease)	2014	2015	2016

Other income	(19)%	(23)%	(35)%
Total revenue	(1)%	(2)%	(3)%

Losses and loss adjustment expenses	5%	5%	5%
Commissions and other underwriting expenses	(12)%	(15)%	(16)%
Total costs and expenses	(1)%	(2)%	(3)%

Net Loss Ratio	3%	3%	3%
Net Expense Ratio	(4)%	(5)%	(7)%
Combined Ratio	(1)%	(2)%	(4)%

We note the significant changes to the other income and commission and other underwriting expenses captions from the classification corrections.  Additionally, the impact to loss and loss expenses, total revenues and total expenses is 5% or under in all years. However, when we considered the financial statements as a whole, we believe impacts such as these would not be viewed by a reasonable investor as significantly altering the total mix of information made available via our financial statements.  We note that the classification corrections do not impact equity, net income, or cash flows from operating, investing or financing activities and we continue to believe that our investors would view impacts to net income and our ability to pay claims as most significant.

The classification error also impacts the Company’s combined ratios as well.  In that regards, we believe investors would primarily focused on the impact to the combined ratio and trending of the combined ratio.  As noted, the impact to the combined ratio is less than 5% in all years presented and we do not believe any trend in combined ratio is impacted.  Over the last couple of years, the Company has been negatively impacted by increased losses related to catastrophes and other severe weather events as well as an increase in assignment of benefits (“AOB”) claims.  These classification corrections do not mask this trend

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4 SAB Topic 1-N further clarifies and reinforces the concept of materiality from SAB Topic 1-M, and references FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, indicating that materiality should be based on whether “it is probable that the judgment of a reasonable person relying upon the financial statements would be changed or influenced by inclusion or correction of the item in error.”

within the combined ratio as presented.  The impacts to the components of the combined ratio (the loss and expense ratios) are all less than 7% which we consider immaterial.

We believe the impacts of the classification errors to the combined ratio would not be viewed by a reasonable investor as significantly altering the total mix of information made available in our financial statements.

Qualitative Assessment

We understand that qualitative factors may cause differences which are quantitatively immaterial to be material to the financial statements.  Refer to Appendix E for a detailed discussion on the qualitative assessment factors that we considered in our materiality assessment.

Conclusion

Based on our quantitative and qualitative assessments, we concluded the classification corrections were immaterial to the Company’s 2016, 2015, and 2014 financial statements as a whole and, therefore, did not require restatement or amendment to previous filings on Form 10-K or Form 10-Q.  However, in our 2017 10-Q and 10-K filings, we have adjusted, or will adjust, the financial statements for these classification errors to enhance the comparability of the impacted income statement line items and related operating ratios.  A disclosure was included in the Company’s second quarter filing in 2017 with regard to these classification corrections.  A similar disclosure will be included in future 2017 filings.

6. LOSS and LOSS ADJUSTMENT EXPENSE RESERVES, page 62

6. Regarding your disclosures about loss and LAE reserves and the tables in which you present incurred and paid losses and ALAE, net of reinsurance, please address the following:

•

Although you indicated that you determined that your lines other than for the homeowners’ line did not meet the guidelines for disaggregation, explain to us why you did not include in your disclosure tables showing incurred and paid losses and ALAE, net of reinsurance for these other lines, aggregated.  Provide us these tables as prepared in accordance with ASC 944-40-50-4B through 4H as part of your response.  In this regard the liabilities for unpaid losses and LAE, net of reinsurance represents 25% of your total liabilities for unpaid losses and LAE, net of reinsurance at December 31, 2016 and it appears that development of these other lines could be significant.  In your response provide us a reconciliation of the incurred and paid losses and LAE, net of reinsurance for the current year of $174.8 million and $113.2 million, respectively, and the unfavorable development of $12.5 million for 2016, as shown in the table of activity of the loss and LAE reserves to the comparable amounts that can be derived from the tables of incurred and paid losses and ALAE, net of reinsurance for the homeowner and other lines.

In accordance with ASC 944-40-50-4H, the objective of these disclosures is to allow users to understand the amount, timing and uncertainty of cash flows arising from claim liabilities.  In achieving that objective, the ASC  states that an insurance entity shall aggregate or disaggregate the disclosures in paragraphs 944-40-50-4B through 4G so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics.  Paragraph 944-40-50-4B also states that an insurance entity need not provide disclosures about claims development for insignificant categories; however, balances for insignificant categories shall be included in the reconciliation required by paragraph 944-40-50-4C.

Prior year development in 2016 related to our Commercial and General Liability (“CGL”) and Personal Automobile (“Auto”) lines of business were approximately $1.4 million unfavorable and $0.3 million unfavorable, respectively, for a net total unfavorable development in these lines of $1.7 million.  When preparing our 2016 Form 10-K filing, we concluded that from a prior year development perspective, the CGL and Auto lines were not material as compared to our primary business, Homeowners,  which embodied over 86% of total prior year development for the period. In addition, the Homeowners line of business makes up more than 87% of total incurred losses. As a result, we made the decision that the inclusion of separate tables for CGL and Auto was not warranted.  Further, we concluded that CGL and Auto are distinctly different than Homeowners, and from each other, in terms of the type of coverage, type of insureds and in the amount, timing and uncertainty of cash flows arising from these liabilities.  (In Part I, Item I “Business”, sub topic “Other lines of business” on page 4 of our 2016 Form 10-K, we discuss in further detail the characteristics of insurance coverage we provide for each line of business.)  As such, and with reference to 944-40-50-4H, we concluded that to aggregate such information with Homeowners, would obscure otherwise useful information regarding Homeowners with a large amount of detail related to items that have significantly different characteristics.  Note that in accordance with 944-40-50-4H, we did include CGL and Auto in the reconciliation required by 944-40-50-4C.

Upon further reflection, we recognize that the disclosures called for in ASC 944-40-50-4B through 4H have additional value to investors beyond the topic of prior year development alone.  As such, beginning with our 2017 Form 10-K, we will revise our disclosure to provide two additional sets of claim development tables – CGL and Auto.  With this inclusion, we will be providing claim development tables for 100% of our loss and LAE, net of reinsurance.

Refer to Appendix C showing the reconciliation of the current year incurred and paid as well as the prior year development amount, broken out between Homeowners, CGL and Auto.

•

In MD&A on page 27 you explain that losses and LAE were impacted by unfavorable development of $11.0 million for the 2015 accident year in our homeowners’ coverage in the state of Florida as a result of assignment of benefits and other related adjusting expenses.  Although it appears that the $11 million to which you refer is before reinsurance reconcile for us that amount to the favorable net development of $7.1 million shown for the 2015 accident year for the homeowners line in the table on page 63.  Also explain for us more precisely what you mean by “assignment of benefits and other related adjusting expenses” and how that caused the development in 2016 for accident year 2015.

In 2014 and 2015, the Company entered into two retrospectively rated Florida-only property quota share treaties, each of which ran for a two-year period. The first treaty was for a 30% cession and was effective on July 1, 2014.  The second treaty was for a 10% cession and was effective July 1, 2015.  Thus we had 30% quota-share reinsurance in place during the period from July 1, 2014 through June 30, 2015, a combined 40% for the twelve months ended June 30, 2016, and 10% for the twelve months ended June 30, 2017.  These agreements included a profit share (experience account) provision, which allowed the Company to receive ceded premium adjustments at the end of the treaty to the extent there was a positive balance in the experience account.  (Note that the new 10% quota-share treaty entered into on July 1, 2017 does not contain a profit share or experience account provision.)

The experience account is based on paid losses rather than incurred losses.  As a result, the Company adjusts ceded unpaid losses each period when the experience account is positive.  The experience account adjustment each period impacts ceded premiums and incurred losses.  Accordingly, a direct unpaid loss in 2015, if paid in 2016, would result in the Company recording the benefit of the ceded loss in 2016 as a reduction of incurred losses with an equal adjustment recorded as additional ceded premiums in 2016 as a result of the change in experience account.  This created challenges for management when explaining loss development activity between periods, as focusing solely on the benefit of ceded losses when a direct unpaid loss is paid in a subsequent year would be misleading, since an equal offsetting adjustment is being recorded through ceded premiums.  Until the experience account is negative, the ceding of losses under the treaty impacts premiums and losses in equal and offsetting amounts such that there is no impact on net income.  (Note that if loss experience deteriorates to a level that drives the experience account to be negative on an incurred basis, which occurred in the fourth quarter of 2016 as a result of Hurricane Matthew, the cession of the unpaid losses occurs in the same period in which the direct loss occurs, eliminating the challenges noted above.)

In preparing the new 10-year claims development table in our 2016 Form 10-K, we assigned the impact of claims that were paid and ceded in a subsequent year to the accident year of the claim being ceded (i.e. the prior year).  This properly matches the ceded loss to the accident year in which the related direct loss occurred.  This achieves what we perceive to be the intent of this disclosure—to present loss experience, net of reinsurance, on an accident year basis.  However, this does create the appearance of favorable prior year loss development, even if the loss was paid at the same amount at which it was reserved as of the prior year end.  Additionally, the equal and offsetting adjustment to ceded premiums (due to the retrospective-rating of the treaty) is not addressed in this disclosure.

With respect to the tabular disclosure required pursuant to 944-40-50-3 on page 62, we perceive the primary purpose of this disclosure as being to present the user with information regarding bottom line earnings impacts from prior year development.  To avoid the appearance of favorable loss development that did not actually benefit net income, in preparing this disclosure we assigned the impact of claims that were paid and ceded in a subsequent year to the current year, because that is the year in which the cession impacted the loss line.  Similarly, when explaining our operating results on our quarterly earnings calls with analysts and in the Management’s Discussion and Analysis (“MD&A”), we employ this approach, as this more clearly communicates prior year development that impacted our bottom line rather than explaining the same results via a more complicated discussion of combining the impacts of the profit share adjustment through ceded premiums and ceded loss adjustment through incurred losses.

We thoughtfully prepared each disclosure with the explicit intent to best serve the spirit of each disclosure as well as the needs of the users of our financial statements.

The $11.0 million of development referenced above from our MD&A is net of reinsurance.  This amount corresponds directly to the $12.5 million of prior year development, as shown on page 62.  As described above, the disclosures on page 27 (MD&A) and page 62 are presented on a basis consistent with one another.  As clearly stated in the relevant section of MD&A, the $11.0 million is in reference only to Homeowners business in the state of Florida, whereas the $12.5 million includes all business in all states.

The other $1.7  million of unfavorable development relates to non-Florida Homeowners, CGL and Auto.  A discussion of the $11 million unfavorable development versus the $7.1 million of favorable prior year development for the 2015 accident year as depicted in the Homeowners loss table on page 63 is as follows.

As a consequence of the different approaches taken, prior year loss development on page 62 of $12.5 million (and as described in MD&A) does not directly reconcile to prior year loss development on page 63.  One must adjust for losses paid/ceded under the quota share reinsurance treaty in the current year that were incurred in the prior year, which amounted to approximately $17 million.  Additionally and as previously discussed, the table on page 62 includes all lines of business while the table on page 63 is just Homeowners.

In future filings, we will better explain the prior year development amount in the footnote disclosures and the related impact to the profit share receivable and ceded premiums line items.

Turning to the next topic of your question, AOB is a legal construct that allows a third party to step into the shoes of the insured to be paid directly by an insurance company for services rendered to the insured related to a covered loss.  Absent an AOB, the homeowner would pay the third party and then be reimbursed by the insurance company.  AOB is commonly used when a homeowner experiences a water loss, for example a leaky pipe, an overflow from a sink, or a damaged appliance, and contacts a contractor or water remediation company.

Misuse of this legal construct has led to contractors overinflating or submitting improper claims, causing insurance companies to have to either pay the overinflated claim, fight the claim in court, or both.  In all cases, these AOB claims are on average more than five times more expensive to settle than non-AOB claims, which has driven our overall loss and loss adjustment expenses higher than historical severity averages.

The Company began to experience an increase in the frequency and severity of AOB claims in our homeowners business in the state of Florida during the second half of 2015 relating to accident quarters starting in second quarter of 2015.  This increase in frequency and severity was a departure from our historical loss experience in prior accident years and ultimately, at the end of 2015, we increased our homeowners Florida loss reserves by more than $10 million to respond  to the deterioration in our loss experience for 2015.  In our decision to increase our reserves at that time, we took into account the totality of our loss experience, which reflected several accident years, prior to 2015, with fairly stable loss experience.

During the first half of 2016, we experienced further deterioration in accident year 2015, which resulted in an additional increase to reserves.  At that point, the Company had experienced additional accident quarters of adverse impact from AOB claims, demonstrating that our AOB experience in the second half of 2015 was not a temporary phenomenon.  As such, we fully reflected the more-recent loss history resulting in unfavorable loss development.

•

Your disclosure on the top of page 63 indicates that the cumulative number of reported claims are presented in thousands.  We are unable to recompute the amounts under the column severity in the table to which this refers.  Please advise.

The Company’s disclosure on page 63 under the column “Cumulative number of reported claims” was not presented in thousands—the figures presented represent the actual number of claims.  We acknowledge that the parenthetical statement that “(in thousands, except severity)” on the top of page 63 implied that the Cumulative Number of Reported Claims was presented in thousands, and will clarify this matter in future filings.

8. Income Taxes, page 65

7. Please tell us the nature of the $2.2 million additional tax expense related to a prior year adjustment impacting deferred taxes and why it does not represent a correction of a prior period error in the current year.

In reviewing the December 31, 2016 year end deferred tax liability balances, the Company identified that there were statutory to GAAP adjustments for loss and loss adjustment expense reserves from prior to 2014 that had been incorrectly treated as a  permanent tax difference, instead of being treated as a temporary difference.    The tax treatment for these statutory to GAAP adjustments has been appropriately accounted for since 2014.  This change in tax treatment related to these statutory to GAAP adjustments in 2016 represents a correction of a previous period error.

The amount for the correcting entry was an increase in deferred tax liability and an increase to income tax expense totaling approximately $2.2 million, as disclosed in our 2016 financial statements.

Quantitative Assessment

As shown in Appendix D, we note that correcting the income tax error in 2016 impacted the following financial statement line items:

Percentage - increase (decrease)	2016

Deferred income taxes, net	151%
Total liabilities	—%
Total shareholders' equity	(1)%

Income taxes	81%
Net income	(4,326)%

We acknowledge the significant changes noted in the individual line items for deferred income taxes, income taxes, and net income.  However, we do not consider the impacts as noted material due to the relatively small amount of the error and account balance.  Specifically, with respect to the change in net income, we believe this comparison is not meaningful as the Company essentially reported breakeven results for 2016.  When we considered the 2016 financial statements (the year the income tax error was corrected) as a whole, we believe impacts such as these would not be viewed by a reasonable investor as significantly altering the total mix of information made available via our financial statements.

As noted above, the income tax error had no impact to the Company’s financial statement in 2014 or 2015.  Accordingly, the impact of the income tax error which we considered in our analysis relates to what would be the correcting entry in these financial statements if corrected.  That entry, an adjustment to the opening shareholders’ equity as of January 1, 2014, would be to decrease shareholders’ equity by approximately 2%, which we consider immaterial.  Also, as noted above, the impact of this out-of-period adjustment made in 2016 is not material to our operating results for 2016.

Qualitative Assessment

We understand that qualitative factors may cause differences which are quantitatively immaterial to be material to the financial statements.  Refer to Appendix E for a detailed discussion on the qualitative assessment factors that we considered in our materiality assessment.

Conclusion

Based on our quantitative and qualitative assessments, we concluded the prior period error was immaterial to the financial statements as a whole,  with respect to all prior periods and to 2016, the period the adjustment was recognized and disclosed.

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We are providing this response within the additional 10-business-day period granted by the staff. Should you have any questions about the information provided in this response, please do not hesitate to contact me.

Sincerely,

/s/ Ronald Jordan

Ronald Jordan,  Chief Financial Officer

Federated National Holding Company

cc: Nina Gordon

APPENDIX A

	December 31, 2015
(In thousands)	As Reported	As Revised	Difference		Adjustment as a Percentage of Reported
Balance Sheet
Prepaid reinsurance premiums	$120,771	$181,840	$61,069		51%
Total assets	638,298	699,254	60,956	(1)	10%
Reinsurance payable	-	61,069	(61,069)		(100)%
Total liabilities	387,539	448,495	60,956	(1)	16%

(1) The change in total assets and total liabilities reflects an additional immaterial adjustment made in connection with the Company's adoption of ASU 2015-03 during the first quarter of 2016 on a retrospective basis.

APPENDIX B

	Year Ended December 31, 2014				Year Ended December 31, 2015				Year Ended December 31, 2016
(In thousands)	As Reported	As Revised	Difference	Adjustment as a Percentage of Reported	As Reported	As Revised	Difference	Adjustment as a Percentage of Reported	As Reported	As Revised	Difference	Adjustment as a Percentage of Reported
Income Statement
Other income	$11,287	$9,183	$(2,104)	(19)%	$17,783	$13,658	$(4,125)	(23)%	$26,674	$17,392	$(9,282)	(35)%
Total revenue	200,692	198,588	(2,104)	(1)%	249,893	245,768	(4,125)	(2)%	316,384	307,102	(9,282)	(3)%

Losses and loss adjustment expenses	81,036	85,417	4,381	5%	104,353	109,898	5,545	5%	187,341	195,981	8,640	5%
Commissions and other underwriting expenses	52,077	45,592	(6,485)	(12)%	64,868	55,198	(9,670)	(15)%	108,776	90,854	(17,922)	(16)%
Total costs and expenses	143,385	141,281	(2,104)	(1)%	184,700	180,575	(4,125)	(2)%	313,651	304,369	(9,282)	(3)%

Net Loss Ratio	47.4%	50.0%	2.6%	5%	49.7%	52.3%	2.6%	5%	72.1%	75.4%	3.3%	5%
Net Expense Ratio	36.5%	32.7%	(3.8)%	(10)%	38.1%	33.5%	(4.6)%	(12)%	48.5%	41.6%	(6.9)%	(14)%
Combined Ratio	83.9%	82.7%	(1.2)%	(1)%	87.9%	85.9%	(2.0)%	(2)%	120.7%	117.0%	(3.7)%	(3)%

APPENDIX C

	Year Ended December 31, 2016
(In thousands)	Homeowners	Auto	CGL	Total
Incurred loss, net of reinsurance, related to:
Current year	$152,830	$11,498	$10,467	$174,795
Prior years	10,885	266	1,395	12,546
Total incurred loss and LAE, net of reinsurance	163,715	11,764	11,862	187,341

Paid loss, net of reinsurance, related to:
Current year	$104,836	$6,403	$1,957	$113,196

APPENDIX D

	Year Ended December 31, 2016
(In thousands)	As Reported	If Not Corrected	Difference	Adjustment as a Percentage of Reported
Balance Sheet
Deferred income taxes, net	$1,433	$(730)	$2,163	151%
Total liabilities	575,271	573,108	2,163	—%
Total shareholders' equity	237,856	240,019	(2,163)	(1)%

Statement of Operations
Income taxes	$2,683	$520	$2,163	81%
Net income	50	2,213	(2,163)	(4,326)%

APPENDIX E

Qualitative Assessment

➢

Whether the classification correction(s) or misstatement affects a significant element of the financial statement (e.g., amount or disclosure is under greater scrutiny by users of the financial statements)

•

Question #4: As noted, the classification correction impacts total assets and liabilities but not equity.  As this does not impact net income or our ability to pay claims, we do not believe the classification correction would receive greater scrutiny by users of the financial statements.

•

Question #5:  As noted, the classification corrections immaterially impact total revenue, loss and loss adjustment expense, total expense, and the Company’s combined ratio but did not impact net income or equity.  As a result, we do not believe the classification corrections would receive greater scrutiny by users of the financial statements.

•	Question #7: We do not believe the areas impacted by the misstatement to be under greater scrutiny by the users of the financial statements.

➢	Whether the classification correction(s) or misstatement is objectively determinable or involves a degree of subjectivity through estimation, allocation or uncertainty
•

Questions #4, #5, and #7:  The classification correction(s) or misstatement are objectively determinable and relates to routine processes, which do not involve subjectivity through estimation, allocation or uncertainty.

➢	Whether the classification correction(s) or misstatement resulted from the motivation of management
•	Questions #4, #5, and #7: The classification correction(s) or misstatement were not a result of motivation of management.

➢	Whether the classification correction(s) or misstatement are offset by individually significant but different misstatements
•	Questions #4, #5, and #7: The classification correction(s) or misstatement are not offset by individually significant but different misstatements.

➢	Whether the classification correction(s) or misstatement are affected by statutory or regulatory reporting requirements that affect materiality thresholds
•	Questions #4, #5, and #7: The classification correction(s) or misstatement do not affect statutory or regulatory requirements for any of the Company’s insurance subsidiaries.

➢

Whether the classification correction(s) or misstatement arises from an item capable of precise measurement or whether it arises from an estimate, and if so, the degree of imprecision inherent in the estimate

•	Questions #4, #5, and #7: The classification correction(s) or misstatement arise from an item capable of precise measurement as previously noted.

➢	Whether the classification correction(s) or misstatement affects the overall accuracy of the financial statements
•	Questions #4, #5, and #7: The classification correction(s) or misstatement do not affect the overall accuracy of the financial statements.

➢	Whether the classification correction(s) or misstatement masks a change in earnings or other trends 18

APPENDIX E (continued)

•	Questions #4, #5, and #7: The classification correction(s) or misstatement do not mask a change in earnings or other trends important to the users of the financial statements.
➢	Whether the classification correction(s) or misstatement hides a failure to meet analysts’ consensus expectations for the enterprise
•

Questions #4, #5, and #7:  The classification correction(s) or misstatement do not hide a failure to meet analysts’ consensus expectations for the Company’s results. The Company’s results met or failed to meet analysts’ expectations with and without the classification corrections.

➢

Whether the classification correction(s) or misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability

•	Questions #4, #5, and #7: The Company operates within one segment and did not report by line of business results in 2016, 2015, or 2014.
➢	Whether the classification correction(s) or misstatement affects the Company’s compliance with regulatory requirements
•	Questions #4, #5, and #7: The classification correction(s) or misstatement do not affect any regulatory requirements.

➢	Whether the classification correction(s) or misstatement affects the Company’s compliance with loan covenants or other contractual requirements
•	Questions #4, #5, and #7: The classification correction(s) or misstatement do not affect loan covenants or other contractual arrangements.

➢

Whether the classification correction(s) or misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	Questions #4, #5, and #7: The classification correction(s) or misstatements do not have the effect of increasing management’s compensation in any year.

➢	Whether the classification correction(s) or misstatement relates to sensitive matters
•	Questions #4, #5, and #7: The classification correction(s) or misstatement do not relate to sensitive matters.

➢	Whether the classification correction(s) or misstatement involves concealment of an unlawful transaction
•	Questions #4, #5, and #7: The classification correction(s) or misstatement do not involve concealment of an unlawful transaction.

➢	Whether the classification correction(s) or misstatement affects entity-specific trends and performance metrics (e.g., non-GAAP measurements) that may influence investment decisions

APPENDIX E (continued)

•

Questions #4, #5, and #7:  The classification correction(s) or misstatement do not impact any entity specific trends or performance metrics that influence investment decisions. Over the last couple of years, the Company has been negatively impacted by increased losses related to catastrophes and other severe weather events as well as an increase in AOB claims.  These classification correction(s) or misstatement do not mask this trend with respect to losses and loss adjustment expenses or net income.

➢	Whether the classification correction(s) or misstatement affects metrics that do not drive investor conclusions or are not important to investor models
•	Question #4, #5, and #7: Yes, the classification correction(s) or misstatement affects measures that do not drive investor conclusions or are not important to investor models.

➢

Whether the classification correction(s) or misstatement is significant with regard to our understanding of previous communications to users of the financial statements (e.g., in relation to forecast earnings)

•	Question #4, #5, and #7: We don’t believe the classification correction(s) or misstatement are significant to the users of the financial statements.

➢	Whether the classification correction(s) or misstatement is a one-time item and does not alter investors’ perceptions of key trends affecting the entity
•	Questions #4, #5, and #7: The classification correction(s) or misstatement are one-time items that do not alter investors’ perception of key trends.

➢	Whether classification correction(s) or misstatement relates to involving related parties or known users (e.g., whether the external parties to the transaction are related to the entity’s management)
•	Questions #4, #5, and #7: The classification correction(s) or misstatement do not involve related parties or known users.

➢

Whether the classification correction(s) or misstatement causes the disclosures to not be adequate or omit information not specifically required by US GAAP but is important to the understanding of the financial statements or conveys something in a false or misleading manner

•	Questions #4, #5, and #7: The classification correction(s) or misstatement do not relate to the omission of important information or other meaningful disclosures.

➢

Whether the classification correction(s) or misstatement affects other information communicated in documents containing the audited financial statements that may reasonably be expected to influence the economic decision of the users of the financial statements (e.g., information included in “management discussion and analysis”)

•	Questions #4, #5, and #7: We don’t believe the classification correction(s) or misstatement significantly impacts other information within documents containing the audited financial statements.
➢

Whether the classification correction(s) or misstatement has a material effect on the next interim financial statements that are publicly issued (even though the misstatement is immaterial to the current period financial statements)

•	Questions #4, #5, and #7: The classification correction(s) or misstatement will not impact the next interim financial statements. 20

APPENDIX E (continued)

➢

Whether the classification correction(s) or misstatement relates to the incorrect selection or application of an accounting policy that has an immaterial effect on the current period’s financial statements but is likely to have a material effect on future periods’ financial statements

•	Questions #4, #5, and #7: The classification correction(s) or misstatement will not impact future period financial statements.

➢	Whether the classification correction(s) or misstatement affects key ratios monitored by analysts or other key users of financial statements
•	Question #4: The classification correction does not impact key ratios that are monitored by analysts or other key users.
•

Question #5:  The classification corrections modestly impacted loss, expense and combined ratios, which are all key industry specific ratios.  However, none of the ratios were significantly impacted and it is highly unlikely to change the perception or trends.  The Company has been negatively impacted by increased losses related to catastrophes and other severe weather events and AOB claims.  These classification corrections do not mask this trend with respect to losses and loss adjustment expenses or net income.

•	Question #7: The misstatement does not impact key ratios that are monitored by analysts or other key users.

➢	Other
•	Question #4, 5 and 7: Not applicable.